04015059

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8- 23770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: David M. Polen Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 N. Military Trail, Suite 230
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Moss (561) 241-2425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

2700 South Commerce Parkway, Suite 300,	Weston	FL	33331-3621
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Polen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David M. Polen Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA CALCATERRA
Notary Public - State of Florida
My Commission Expires Feb 15, 2008
Commission # DD278031
Bonded By National Notary Assn.

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENTS OF FINANCIAL CONDITION

DAVID M. POLEN SECURITIES, INC.

(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)

December 31, 2003 and 2002

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
David M. Polen Securities, Inc.

We have audited the accompanying statements of financial condition of David M. Polen Securities, Inc. (a wholly-owned subsidiary of Polen Capital Management, Inc.), as of December 31, 2003 and 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of David M. Polen Securities, Inc. as of December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Miami, Florida
January 12, 2004

2700 South Commerce Parkway
Suite 300
Weston, FL 33331-3630
T 954.768.9900
F 954.768.9908
W www.grantthornton.com

777 Brickell Avenue
Suite 1100
Miami, FL 33131-2867
T 305.341.8040
F 305.341.8099
W www.grantthornton.com

11300 US Highway One
Suite 400
North Palm Beach, FL 33408
T 561.684.9496
F 561.684.9476
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International
Grant Thornton LLP
US Member of Grant Thornton International

Grant Thornton LLP
US Member of Grant Thornton International

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS

	2003	2002
Cash and cash equivalents	$ 36,603	$ 33,073
Receivable from clearing broker	63,076	8,107
Investment in Securities, at fair value	18,902	20,000
Advances to Parent Company	423,577	462,455
Total assets	$ 542,158	$ 523,635

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Liabilities - accrued expenses	$ 13,000	$ 10,500
Stockholder's equity	529,158	513,135
Total liabilities and stockholder's equity	$ 542,158	$ 523,635

The accompanying notes are an integral part of these statements.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Capitalization

David M. Polen Securities, Inc. was incorporated under the laws of the State of New York on January 30, 1979. The Articles of Incorporation authorize the Company to issue and have outstanding 200 shares of common stock with no par value.

Nature of Business

David M. Polen Securities, Inc. (the "Company"), a wholly-owned subsidiary of Polen Capital Management, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD"). The Company conducts business on a fully disclosed basis with Neuberger & Berman (the "Clearing Broker") pursuant to a clearing agreement. The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of or for customers.

Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents.

Revenue Recognition

Commission revenue and related expenses are recorded on a settlement-date basis. Such amounts do not differ materially from those that would be recorded under generally accepted accounting principles, which require that commission revenue and expenses be recorded on a trade-date basis.

(continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

No provision for federal or state income taxes has been made as the Company files a combined return with the Parent as a qualified Subchapter S subsidiary. As such, the Company is not liable for federal and state income tax payments.

Fair Value of Financial Instruments

The carrying values of cash, receivables and payables approximate fair value due to the short-term maturities of these instruments.

NOTE B - RECEIVABLE FROM CLEARING BROKER

The Company conducts business with the Clearing Broker on behalf of its customers and for its own proprietary accounts. During 2003 and 2002, the Company earned commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by the Clearing Broker pursuant to the clearing agreement. The Clearing Broker remits the net commission income to the Company on a monthly basis for the previous month's activity.

NOTE C - OFF - BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Broker. Pursuant to an agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company derives all of its commission revenue as an introducing broker acting on behalf of clients of the Parent Company.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Broker and financial institutions with which it conducts business.

(continued)

NOTE C - OFF - BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK - Continued

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Broker to obtain additional collateral from the Company's customers. It is the policy of the Clearing Broker to value the short positions daily and to obtain additional deposits where deemed appropriate. As of December 31, 2003 and 2002, the Company did not have any open short positions.

NOTE D - RELATED PARTY TRANSACTIONS

The Company shares in certain revenue and expense items with the Parent Company. These items are allocated to the Company by the Parent Company. During the year ended December 31, 2003, the Parent Company did not allocate any of its income or expense to the Company. During the year ended December 31, 2002, this resulted in $31,267 of Other Income being allocated to the Company.

The Parent Company pays certain expenses on behalf of the Company. In addition, the Company advanced funds to the Parent. As of December 31, 2003 and 2002, the Company had outstanding advances to the Parent in the amount of $423,577 and $462,455, respectively. Outstanding advances are non-interest bearing.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires that net capital, as defined, shall be the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital changes from day to day, but at December 31, 2003 and 2002, the Company had net capital of $100,979 and $30,148, respectively, which exceeded its requirement of $5,000 by $95,979 and $25,148, respectively. The ratio of aggregate indebtedness to net capital at December 31, 2003 and 2002 was .13 to 1 and .35 to 1, respectively.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

777 Brickell Avenue – Suite 1100
Miami, FL 33131
T 305-341-8040
F 305-341-8099
W www.grantthornton.com

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DAVID M. POLEN SECURITIES, INC.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)

December 31, 2003

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Board of Directors
David M. Polen Securities, Inc.

In planning and performing our audit of the financial statements of David M. Polen Securities, Inc. (the "Company") (a wholly-owned subsidiary of Polen Capital Management, Inc.) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2700 South Commerce Parkway
Suite 300
Weston, FL 33331-3630
T 954.768.9900
F 954.768.9908
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

777 Brickell Avenue
Suite 1100
Miami, FL 33131-2867
T 305.341.8040
F 305.341.8099
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

11300 US Highway One
Suite 400
North Palm Beach, FL 33408
T 561.684.9496
F 561.684.9476
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Miami, Florida
January 12, 2004

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

777 Brickell Avenue – Suite 1100
Miami, FL 33131
T 305-341-8040
F 305-341-8099
W www.grantthornton.com